INVEST IN TACTOGEN

Developing new MDMA-like medicines for effective prescription mental wellness



TACTOGEN
A Public Benefit Corporation

tactogen.com Palo Alto CA

LEAD INVESTOR

Victoria Hale Adjunct Professor of Bioengineering and Experimental Sciences at UCSF

I'm investing in Tactogen because they have made great progress in designing and developing novel entactogens, and are simultaneously applying a novel business/funding structure. Tactogen has a deep appreciation for the role of community and connection in healing and wellness. If successful, Tactogen could support healing in many people and improve health equity writ large. I am excited about this journey, and hope that other companies in our young sector will take note.

Invested $5,000 this round

Highlights

1. Tactogen is a public benefit corporation making entactogen (MDMA-like) molecules.
2. CEO leverages 30+ years of experience in psychedelic preclinical and clinical research.
3. Many lead compounds ready for safety and toxicity studies. $2-4 million will complete that process.
4. Raised $6.3 million over 2.5 years from well known investors.
5. Significant potential to improve mental health treatment for millions of people.

Our Team



Matthew Baggott CEO

Seasoned Ph.D. neuroscientist and data science leader with comprehensive knowledge of psychedelic science and a 30-year career spanning data science, preclinical pharmacology, clinical research, neuroscience, genomics, and drug development.

I (Matthew) have been working on understanding MDMA for three decades and believe this class of medicine will have a significant impact on humanity.



Luke Pustejovsky COO

Frontier tech entrepreneur with VC experience. 25+ year career partnering with leading scientists to commercialize breakthrough solutions. Advisor to Psychedelic.support and climate tech innovators.



Scarlet Masius Head of Community

Scarlet's work exists at the intersection of immersive experience design, community building, psychedelics and social impact. They are on the board of North Star Project.



Travis Mowbray Senior Clinical Trial Manager

Travis was the Global Trial Director for The Janssen Pharmaceutical Companies of Johnson & Johnson. He is deeply experienced in clinical research processes.



Jeremy Coyle Senior Data Scientist

Jeremy Coyle, Ph.D., is a data scientist, biostatistician, and programmer. He is primary author of the tlverse, an extensible ecosystem of R packages for targeted causal machine learning.



Arjun Mukerji Data Scientist

Arjun Mukerji is completing his Ph.D. in neuroscience at the Michael Silver Lab at UC Berkeley.



Laina Zarek Durbin

Join Us As A Community Stakeholder

> *I'm investing in Tactogen because they have made great progress in designing and developing novel entactogens, and are simultaneously applying a novel business/funding structure. Tactogen has a deep appreciation for the role of community and connection in healing and wellness. If successful, Tactogen could support healing in many people and improve health equity writ large. I am excited about this journey, and hope that other companies in our young sector will take note.*

-**Dr. Victoria Hale**, MacArthur Genius Grant recipient and the former Chairwoman of MAPS.org, lead investor for Tactogen's community stakeholder initiative.

The Tactogen Wefunder Deck

Who We Are

We're Tactogen. We're a public benefit corporation creating accessible, transformative medicines.

Our team is made up of scientists, researchers, and activists who have done deep work in the psychedelic community for decades. We're founded by Genentech data science leader and Ph.D. neuroscientist **Matthew Baggott** and entrepreneur **Luke Pustejovsky**, bringing over 30 years of experience in the field to this pivotal moment for psychedelic-related medicines.

Matthew began his career in preclinical pharmacology before moving into clinical psychopharmacology, where he was responsible for obtaining permission from regulators including FDA and DEA for clinical trials. Matthew was part of the first group to receive federal funding to administer MDMA to healthy volunteers and later led studies administering MDA and other psychedelics to people. Among other projects, Matthew wrote large sections of the documents submitted by MAPS to FDA to start the first patient studies with MDMA in the US.

We believe in treating community members as partners. Individuals and communities that have put their lives on the line for decades in support of the psychedelic movement should be recognized as stakeholders in the development of this industry. We decided to use Wefunder for part of our fundraising to develop our community stakeholder initiative. We believe that stakeholders should have the opportunity to become shareholders and benefit from whatever success we have.

What are Entactogens?

Entactogens are a new class of medicine. Unlike classic psychedelics, they don't stretch or dissolve your sense of self. Instead, they help you embody a better version of yourself, someone who can set aside their fears and self-criticisms to think clearly about the life they want to live.

In a recent study with MDMA, the best known entactogen, 67% of PTSD patients improved so much they no longer had measurable PTSD at the end of the study. These results show what is possible with this new class of medicine.

Other data suggest entactogens may help to treat anxiety, substance use disorders, and relationship difficulties, to name just a few conditions. The potential to improve quality of life and relieve suffering across many conditions is enormous.

Our goal is bringing medicines to market that have the essential emotional benefits of MDMA while having fewer of its unwanted, off-target effects. We're seeking medicines with safety profiles that allow therapeutic use outside of the clinic, such as at home or in nature.

We believe that gentler entactogens will have numerous possible uses, including facilitating psychotherapy, decision-making, and psychological growth.

Why Wefunder?

First, we are raising money from the community because we believe community stakeholders should have the opportunities to help shape the future of healthcare and to benefit from our value creation.

Second, we are working with Wefunder, a public benefit corporation, because we prioritize working with organizations who share our commitment to positive social change.

> *"Involving community members in the development of entactogens is critical for the future of collective healing and economic justice. I have a great deal of trust in the ethics and intentions of the folks involved with Tactogen. Thanks for extending this invitation beyond the traditional investing community. That shows true leadership. May many lives be changed and healed through this work. Onward!"*

- Rebecca Recker, Founder & Executive Director of Alma Institute.

Our Progress

We have multiple leading candidate molecules that are ready to advance into safety and toxicity studies. Safety and toxicity studies (also known as IND-enabling studies) are now required to demonstrate to FDA's satisfaction that the molecules are safe enough to give to people. Completing these studies will allow us to begin clinical trials with the best molecule(s) in mid 2023.

To get to where we are, Tactogen created a drug discovery platform focused on entactogens. We use this platform to predict the pharmacological profile of molecules. We synthesize the most promising and characterize them, using the resulting proprietary data to improve predictive performance of our platform. Crucially, we have trained cohorts of rats to identify MDMA-like compounds, allowing us to legally validate our discovery platform. We have measured pharmacokinetics and run toxicology assays on select compounds to identify the leading candidates. This drug development has occurred in parallel with filing patent applications that secure and expand our IP portfolio.

What Funds Have Been Raised?

We have raised $6.3 million via SAFEs (simple agreements for future equity) since early 2020. We have used these resources to develop new molecules, confirm their effects and secure their IP.

What will the Funds be Used For?

Safety and toxicity studies can take as much as one million dollars per molecule. We're budgeting $2-4 million. Any additional funds that are raised will go towards our clinical trials, further drug discovery, and community initiatives.

What Makes This Unique

We're the first drug development company in this sector that we know of to open our doors to non-accredited investors (that means you!). We want to include the community early on to participate in the value creation process.

We aim to include all those who will be affected by the development of psychedelics and related medicines. We'd like therapists, healers, nurses, physicians, scholars, researchers, activists, students, and patients (whether current or future) to all feel welcome as shareholders and participants in Tactogen.

In our continued practice of community inclusion, we will provide regular updates on Tactogen and how to get involved. We are committed to accessibility in all its forms, and this includes ensuring that knowledge of our progress is widely available.

Join us in creating affordable entactogen medicines that can improve the quality of life for millions of people. If you believe in our mission, and want to have a stake in our journey, we'd love to have you.


TACTOGEN
A PUBLIC BENEFIT
CORPORATION


TACTOGEN
is a drug discovery and development company
creating accessible transformative medicine.


We are in a Renaissance of Mind-Expanding Medicine
In the last 5 years, the psychedelic-related ecosystem has seen monumental growth. There is hope to alleviate the suffering of millions.


Tactogen Makes Entactogens
Entactogens are a new class of medicine. Unlike classic psychedelics, they don't stretch or dissolve your sense of self. Instead, they help you embody a better version of yourself, someone who can set aside their fears and self-criticisms to think clearly about the life they want to live.

MDMA-assisted therapy for PTSD had an 88% response rate


Participants (%)
100
90
80
70
60
50
40
30
20
10
0
Post 1st Treatment
Post 2nd Treatment
Post 3rd Treatment
Non-Responders (12 %)
Responders (21 %)
Loss-of-diagnosis (34 %)
In Remission (33 %)

MDMA is the Most Studied Entactogen

A recent clinical trial with MDMA found 88% of participants suffering from PTSD improved significantly. Additional research is underway for many other conditions. The opportunities for this class of medicine to help with a wide array of issues is immense.

We Use Our Proprietary Drug Discovery Platform to Invent New MDMA-like Compounds

We have invented hundreds of compounds that may be helpful across a wide range of disorders.

We work with Sherry Knowles (former Chief Patent Counsel GSK) to file patent applications on our discoveries, with four applications having published to date.

We have lead candidates ready for safety and toxicity studies, which is the step before clinical trials.

A Modern Discovery Platform


Synthesis
In vitro assays
Machine Learning
In vivo assays

and Proprietary Data



Enable Us to Discover & Patent New MDMA-like Compounds


TACT
TACT
Less stimulating
More stimulating


MDMA-Likeness
100
75
50
25
0
Veh
0.32
0.64
1.27
Dose (mg/kg)

A World Class Team

Led by Matthew Baggott, Ph.D., a neuroscientist who has 30 years of experience studying entactogens and psychedelics, our team is made up of scientists, entrepreneurs, and activists focused on equitable mental healthcare.



MATTHEW BAGGOTT, PH.D.
CEO & CO-FOUNDER
GENENTECH



LUKE PUSTEJOVSKY
COO & CO-FOUNDER,
CALSTAR PRODUCTS
CALERA, VC



SCARLET MASIUS
HEAD OF COMMUNITY
NORTHSTAR PROJECT



JEREMY COYLE, PH.D.
SENIOR DATA SCIENTIST
AUTHOR TLVERSE ML SOFTWARE



TRAVIS MOWBRAY
SENIOR CLINICAL TRIAL MANAGER
JANSSEN, ALIOS, ACCLARENT



ARJUN MUKERJI, PH.D.
DATA SCIENTIST
UC BERKELEY

With World Class Advisors

Our advisors come with deep experience in drug development, psychedelic, activist, and social impact domains.

RUBEN ABAGYAN, PH.D.
UCSD, Founder Molsoft LLC
Drug discovery

KWASI ADUSEI, DNP, PMHNP
Harvard, Mindlumen, Reconsider
Grassroots community building

LISA BAKER, PH.D.
Western Michigan Univ.
In vivo models

MALLIKA DUTT
Breakthrough, Norman Foundation, Ford Foundation
Social impact

TRACY DESMOND
AirBnB, Tesla, Box
Operations



JULIE HOLLAND, M.D.
Author, MAPS MDMA trial advisor
Psychiatry

ELIZABETH NEILSON, PH.D.
Founder Fluence
Manualized pharmacology-assisted psychotherapy

GRAHAM PECHENIK
Calyx Law
Psychedelic law

ANDREW PENN, PMHNP
UCSF, Founder OPENurses
Psychiatric nursing

TIM SCHLIDT
Palo Santo VC
Investment

DOMINIC SISTI, PH.D.
University of Pennsylvania
Ethics



Tactogen: A Public Benefit Corporation

As a public benefit corporation, we focus on doing well by doing good. We are committed to community-informed processes, scientific openness & integrity, and accessible healthcare.



Our Goal is Accessible Prescription Wellness

Healthcare is unaffordable or inaccessible for many. Most people with mental health struggles receive no treatment.

We're working towards a better healthcare system where everyone receives the care they need. One in which medicines are affordable, accessible, and effective.

Why Wefunder?

We are taking investment through Wefunder because we believe that those who will be affected by this new era of medicine should have the opportunity to become shareholders and participate in our growth and value creation.

This is a big ecosystem made up of researchers, therapists, guides, activists ... and you!





What We've Raised + Using Wefunder Funds

We've raised $6.3 Million from VCs over the last two years. We are well-supported by smart, passionate investors aligned with our vision and strategy.

The money from Wefunder will be used to complete safety and toxicity studies for our leading compounds. This will take $2-4 million and will enable us to begin clinical trials.

Timeline & Spend


2022
2023
2024
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Nonclinical
Ongoing Drug Discovery and Development Research
Regulatory
IND Enabling Studies
Synthesis
Synthesis for Clinical Use
Clinical
IND / Phase 1 Filing
First Phase 1 Study

IND = Investigational New Drug Application


Breakdown
Clinical
19%
People
25%
Other Corporate
17%
Nonclinical
39%

Forward-looking projections cannot be guaranteed.


Join Us on Our Journey
To Make Accessible Medicines for All

The offering materials may contain forward-looking statements and information relating to, among other things, Tactogen Inc (hereby referred to as Tactogen), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Tactogen's team.

These statements reflect the team's current views with respect to future events and are subject to risks and uncertainties that could cause Tactogen actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Tactogen does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.